2004 QUARTERLY REPORT Q1

        HIGHLIGHTS

	Three Months Ended March 31
(unaudited)	2004	2003	% Change
FINANCIAL ($Cdn thousands, except per Trust Unit amounts)
Revenue before royalties	49,008	62,104	(21)
Cash flow (2)	25,857	37,811	(32)
Per Trust Unit (1)	0.58	0.95	(39)
Net earnings (3)	1,902	25,946	(93)
Per Trust Unit (1)	0.04	0.65	(94)
Cash distributions	23,281	32,900	(29)
Per Trust Unit (4)	0.52	0.83	(30)
Net debt outstanding	97,208	60,633	60
Unitholders’ equity	146,032	175,989	(17)
Capital expenditures	47,655	14,687	224
OPERATING
Production
Natural gas (Bcf)	8.1	7.6	7
Natural gas (MMcf/d)	88.8	84.2	6
Average prices
Natural gas ($/Mcf)	6.06	8.19	(26)
Wells drilled (gross)
Gas	13	16	(19)
Service	---	1	(100)
Dry	---	---
Total	13	17	(24)
Success rate (%)	100	100
Undeveloped land holdings (thousands of net acres)	348	370	(6)
SUPPLEMENTAL
Trust Units outstanding at end of period (5)	44,799,297	39,638,376	13
Trust Units outstanding at May 12, 2004	44,821,180
Pro Forma for May 2004 financing	49,321,180
Incentive Rights outstanding	1,250,500	1,003,000	25
Weighted average Trust Units	44,730,516	39,638,376	13

(1)              Based on weighted average Trust Units outstanding for the period.

(2)             Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by  Canadian GAAP and therefore it may not be comparable with the calculation of

                  similar measures for other   entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the  period nor should it be viewed as an alternative to cash

                  flow from operating activities, net earnings or other   measures of financial performance calculated

                  in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

(3)             Net earnings for three month period ended March 31, 2003 have been restated to reflect the retroactive application of a change in accounting policy relating to Asset Retirement Obligations.

(4)             Based on Trust Units outstanding at each cash distribution date.

(5)             The Trust Units indicated for periods prior to March 31, 2003 are pro forma.  Actual Units were issued by PET in the first and second quarters of 2003.

Q1 HIGHLIGHTS

Continued high rate of distributions:	$0.52 per Trust Unit for first quarter

Closed Marten Hills acquisition:	Added more than 7.5 MMcf/d of new production located outside gas over bitumen area

Completed successful winter capital program:	Added more than 7 MMcf/d of additional production as a result of Q1 capital spending of $15 million
AEUB Interim Hearing concluded April 1:	PET continues to defend gas production; no decision announced to date
Implemented DRIP program:	Unitholders may reinvest distributions and make additional Trust Unit purchases at 94% of market price

Equity financing:	Issued 4.5 million Trust Units at a price of $11.20 per unit to raise $50.4 million of new equity

CORPORATE

PET achieved significant milestones in the execution of its business plan in the first quarter of 2004. With the potential negative effects of the gas over bitumen issue now entirely factored into the Trust’s guidance and distributions as well as the time demands of the accelerated AEUB process behind us, the Trust is now fully able to proceed with growing Unitholder value.

After distributing $0.20 per Trust Unit in January, PET adjusted its distributions to $0.16 per Trust Unit for each of the succeeding three months in order to establish a base level of guidance for Unitholders. It is expected that this newly-established level of monthly distribution will be sustainable for the foreseeable future assuming the current forward market for natural gas prices, the maximum shut-in of additional volumes of gas due to the gas over bitumen issue as recommended by the Alberta Energy and Utilities Board (“AEUB”) Staff Submission Group (“SSG”) and that compensation for any such shut-in, other than the temporary financial assistance program presently in place, is delayed.

Natural gas production was increased by more than 15 MMcf/d to over 90 MMcf/d in the first quarter through the combination of the Marten Hills acquisition in February and the Trust’s $15 million winter capital program concluded at the end of March.  With the combination of these production additions and with very strong gas prices, the current level of distribution represents less than 90 percent of PET’s actual monthly cash flow.

PET implemented an industry-leading distribution reinvestment and optional Trust Unit purchase plan ("DRIP Plan") for eligible Unitholders of the Trust in February.  The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 94 percent of the Treasury Purchase Price, which is defined as the daily volume weighted average trading prices of the Trust Units for the 10 trading days immediately proceeding a distribution payment date.  As well, subject to thresholds and restrictions described in the DRIP Plan, it contains a provision for the purchase of additional Trust Units with optional cash payments of up to $100,000 per participant per financial year of PET to acquire additional Trust Units at the same 6 percent discount to the Treasury Purchase Price.  No additional commissions, service or brokerage fees will be charged to the Unitholder for these transactions.

The full details of the DRIP Plan are available on PET’s website at www.paramountenergy.com/Investor Relations/DRIP or by contacting PET’s Investor Relations department.  For beneficial owners of Units held through a broker, financial institution, investment advisor or other nominee holder, enrolment in the DRIP Plan must be through the nominee holder.  Brokers, financial institutions, investment advisors and nominee holders are encouraged to contact beneficial owners of Units to discuss enrolment in this industry-leading DRIP Plan so Unitholders can benefit from this investment opportunity.

On April 29, 2004 PET announced that it had entered into a bought deal equity financing with a syndicate of underwriters to issue up to 4.5 million Trust Units at $11.20 per Unit for gross proceeds of $50.4 million. The net proceeds of this offering will be used by the Trust to repay a portion of its bank indebtedness incurred to fund development expenditures and to acquire Epact Exploration Ltd. in November 2003 and the Marten Hills assets in February 2004.  In addition, it will give additional strength to the Trust’s balance sheet to take advantage of future opportunities in the acquisition market as they arise.

Gas over Bitumen Issue

On July 22, 2003, the AEUB issued General Bulletin (“GB”) 2003-28, a gas-bitumen policy for the Wabiskaw-McMurray Formation in the Athabasca Oil Sands Area.  The AEUB considers that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.  Pursuant to Interim Shut-in Order 03-001 issued with the gas-bitumen policy by the AEUB, approximately 95 MMcf/d was shut-in by industry on September 1, 2003.

After completion of a regional geological study, on January 26, 2004, the AEUB’s SSG released their recommendations for the shut-in of producing wells with total average daily production of 135 MMcf/d as of August 31, 2003 or approximately one percent of the natural gas production of the Province of Alberta.  Net to PET, 24.1 MMcf/d was recommended for shut-in by the SSG, including 8.5 MMcf/d which was shut-in on September 1, 2003.

The AEUB conducted an expedited interim hearing with respect to zones where parties disagreed with the SSG's recommendations for the shut-in of gas in association with potentially recoverable bitumen.  Approximately 16.9 MMcf/d of production net to PET was the subject of review at the hearing.  PET has an additional 4.5 MMcf/d currently shut-in as a result of GB 2003-28 issued in July 2003 which was not under review within the limited scope of the interim hearing.  The interim hearing concluded on April 1, 2004.  An AEUB decision on the matter has yet to be released and the timing of such decision is unknown.  Although the SSG recommended that PET's gas production at Legend, Chard and various other scattered zones continue to produce and no other parties disputed these recommendations, PET cannot guarantee that these wells will not be subject to further review by the AEUB.

Additionally, as a result of an Alberta Court of Appeal decision issued February 26, 2004, 0.7 MMcf/d of production net to PET from wells approved for production in the Chard/Leismer Decision 2003-23 issued March 18, 2003 was stayed from review in the recent interim hearing.  The AEUB has initiated a separate review process and is currently developing a procedure to consider the 0.7 MMcf/d of production from PET wells previously approved for production or not required to be shut-in under the Chard/Leismer Decision.

With the interim hearing proceedings now complete, PET plans to pursue the appeal of GB 2003-28, pursuant to the leave application which was granted by the Alberta Court of Appeal on January 28, 2004.  The schedule for the Court to hear the appeal application is yet to be determined.

The following is a summary of the estimated potential production impact on PET resulting from the varied events which have occurred throughout the recent gas over bitumen regulatory issue:

			Production Impact (Net to PET – MMcf/d)
Date	Item	Description	Net Change in exposure	Actual Shut-in	Total Exposure (1)

June 3, 2003	GB 2003-16	Proposed Policy recommending August 1, 2003 shut-in	44.0	---	44.0
July 22, 2003	GB 2003-28	Actual Policy and Shut-in Order 03-001 with September 1, 2003 shut-in	---	---	44.0
September 1, 2003	Shut-in Order 03-001 effective	Exempted gas remains on production (gas production interpreted by PET to be not associated with potentially recoverable bitumen); Non-exempt gas shut-in	---	8.5	44.0
January 2004	Zone isolation workovers	Workovers to justify further exemptions and collect technical data (4 MMcf/d brought back on-stream from the 8.5 MMcf/d shut-in September 1, 2003)	---	4.5	44.0
January 26, 2004	SSG recommendations	Wells with 24.1 MMcf/d net to PET have at least one zone identified for shut-in; Legend, Chard and scattered other zones recommended for continued production (19.9 MMcf/d)	(19.9)	4.5	24.1
February 2004	Zone isolation workovers	Workovers to segregate SSG – classified non-associated zones where economically justified (2.0 MMcf/d of non-associated gas isolated from gas recommended for shut-in by SSG)	(2.0)	4.5	22.1
February 26, 2004	Chard/Leismer decision wells stayed from GB 2003-28	0.7 MMcf/d removed from interim hearing	(0.7)	4.5	21.4
March 10 to April 1, 2004	Interim hearing	Decision pending; maximum additional shut-in 16.9 MMcf/d for a total of 21.4 MMcf/d including current shut-in	---	4.5	21.4

Note:

(1)

As at April 30, 2004 PET's estimated total production exposure for shut-in pursuant to GB 2003-28  is 21.4 MMcf/d of which 4.5 MMcf/d has been shut-in to date.  This estimated exposure reflects AEUB deliberations and other AEUB published information to date.

Until the AEUB determines the final productive status of the wells, PET cannot accurately estimate the amount of production that will be shut-in, if any, and for what duration.  The amount and timing of a final financial solution for having to shut in such production is also not determinable at this time.   The Government of Alberta is currently providing interim financial assistance of $0.60 per Mcf of foregone production in the form of royalty relief pursuant to Information Letter 2003-30.

OPERATIONS

Natural gas production increased six percent during the three months ended March 31, 2004 to 88.8 MMcf/d from 84.2 MMcf/d in the first quarter of 2003.  Production for the first quarter of 2004 was strengthened by the purchase of the Marten Hills property which provided more than 7.5 MMcf/d to the West Side Core Area. Base production continued to meet expectations with additions from the successful field operation optimization programs as well as production increases later in the quarter. The latter were related to zone segregation workovers on wells originally shut-in September 1, 2003 due to the gas over bitumen issue but brought back on production in the first quarter of 2004 once winter only access operations could be performed.

CAPITAL EXPENDITURES, DRILLING AND ACQUISITIONS

Development expenditures which were primarily directed at drilling, completion and tie-in activity scattered throughout the asset base totaled $14.7 million for the three months ended March 31, 2004.  PET participated in the drilling of 13 wells (13 net) during the quarter resulting in 13 natural gas wells (13 net), only 3 of which were located in the East Side Core Area.  In addition, workover and recompletion activities were undertaken on approximately 75 wells.  This total included more than 25 zone segregation operations on wells in the Trust’s East Side core area targeted at isolating productive gas zones from gas zones interpreted to be associated with potentially recoverable bitumen.  Such segregation allowed approximately 4 MMcf/d which had been shut-in on September 1, 2003 to be returned to production.  Additionally, two significant compression installation and tie-in projects were executed to bring shut-in reserves to production from the north end of Legend on the West Side and for shallow Grand Rapids production in South Leismer on the East Side.

This successful winter program added approximately 7 MMcf/d to the Trust’s current daily production at a cost of approximately $13,000 per daily flowing BOE.  With only a small capital expenditure program totalling approximately $2 million planned for the Cold Lake and Southern Alberta areas for the remainder of the year, the Trust’s 2004 capital expenditure program is now largely complete.

On February 5, 2004 PET completed the acquisition of producing natural gas properties in the Marten Hills area of northeast Alberta for $30.3 million.  These assets comprise natural gas production totaling more than 7.5 MMcf/d and while they are within the Trust's northeast Alberta West Side core area, they are outside the AEUB gas over bitumen area of concern identified in GB 2003-28.  The acquisition which was the most significant of the six transactions consummated by PET in the last twelve months, was financed from existing credit facilities.  Four other minor asset acquisitions were closed during the quarter which consolidated interests within existing operated properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Natural gas revenue decreased 21 percent to $49.0 million for the three months ended March 31, 2004, compared to $62.1 million for the three months ended March 31, 2003.  Lower natural gas prices decreased revenue by $17.2 million while increased production volumes resulted in a $4.1 million increase in revenue.

Realized natural gas prices decreased by 26 percent for the three months ended March 31, 2004 to $6.06 per Mcf from $8.19 per Mcf in 2003.  PET’s blend of aggregator contracts, forward sales and AECO monthly index and daily spot market sales resulted in a realized natural gas price of approximately 108 percent of the average Alberta Reference Price for the first quarter of 2004 versus 113 percent for the first quarter of 2003.  Average Alberta Reference Prices decreased 23 percent from $7.23 per Mcf for the three months ended March 31, 2003 to $5.59 per Mcf for the three months ended March 31, 2004.  PET’s gas price exceeded that for the reference price as the Trust fixed the price on more than 40 percent of its production for the months of January through March in excess of $6.34 per Mcf.

For the three months ended March 31, 2004, the average royalty rate was 18.9 percent compared to 22.9 percent for the three months ended March 31, 2003.  Royalty rates in Alberta are calculated on a sliding scale sensitive to prices.  Consequently, the decrease in the average royalty rate is consistent with the decrease in the Alberta Reference Price in 2004 compared to 2003.  Although the Trust is presently receiving $0.60 per Mcf of foregone production related to the gas over bitumen issue as royalty relief, such assistance is being recorded as deferred revenue pending a final financial solution.

Total production costs increased $2.1 million in the three months ended March 31, 2004 compared to the same period in 2003.  Unit production costs were $1.32 per Mcf in the three months ended March 31, 2004 compared to $1.17 per Mcf for the same period in 2003.  Unit production costs increased marginally in 2004 due to a higher unit production costs in the Marten Hills area and increased processing costs in the North Liege property.  PET’s unit operating costs are typically highest in the first quarter as the winter-only access nature of most of its northeast Alberta properties skews maintenance activity and the replenishment of supplies into this quarter.

The significantly lower commodity prices combined with higher production costs, offset by lower royalties and higher production volumes resulted in a $10.3 million decrease in operating income from $39.4 million for the three months ended March 31, 2003 to $29.1 million for the three months ended March 31, 2004 which is a non-cash item.

($Cdn millions)
Production increase	$ 4.1
Price decrease	(17.2)
Royalty decrease	4.9
Operating cost increase	(2.1)
Decrease in net operating income	$ (10.3)

General and administrative expenses were $2.5 million in the first three months of 2004 compared to $0.8 million in 2003.  2004 general and administrative expenses include approximately $0.5 million with respect to management of the gas over bitumen issue and $0.8 million related to Incentive Right compensation costs expensed under new accounting rules adopted for 2004.

Interest expense was $1.1 million in the first three months of 2004 compared to $0.5 million in 2003.  In 2004, interest expense increased due to the debt financing of the Marten Hills acquisition, while in 2003 PET commenced bank borrowing on March 11, 2003.

The above factors combined to decrease funds from operations to $25.9 million for the three months ended March 31, 2004 from $37.8 million in the 2003 period, a 32 percent decrease.

Depletion, depreciation and accretion expense increased from $11.8 million in the first quarter of 2003 to $23.0 million in 2004. This increase in the depletion rate was related to the reduction in proved reserves resulting from the new NI 51-101 reserve evaluation standards and the reclassification of shut-in gas reserves related to the gas over bitumen issue from the proved to probable reserve category. Only proved reserves are taken into account in the calculation of depletion.

Net earnings were $1.9 million in the first three months of 2004 compared to $25.9 million in the 2003 period.

LIQUIDITY AND CAPITAL RESOURCES

PET had spent $14.7 million on development expenditures to the end of the first quarter of 2004.  As the vast majority of PET’s capital program is presently conducted in the winter the Trust has only minor  capital program expenditures planned for the remainder of the year.

PET has a demand credit facility with a syndicate of Canadian Chartered Banks.  The credit facility presently has a borrowing base of $100 million.  The facility consists of a demand loan of $90 million and a working capital facility of $10 million.  In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Cumulative distributions for the first quarter of 2004 totalled $0.52 per Trust Unit.  A distribution of $0.16 per Unit for the month of  April was announced on April 20, 2004.

OUTLOOK

Natural gas prices have strengthened considerably in recent months bolstered by their relationship to oil prices, concerns over sustainability of supply as well as increases in demand. Consequently PET’s portfolio of 100 percent natural gas assets continues to generate superior cash flows. PET has established a hedging position for this summer and through the winter of 2004/2005 as follows:

Volumes at AECO (Gigajoules/day) (“GJ/d”)	Price ($/GJ)	Term
40,000 GJ/d	$ 5.74	April 2004 – October 2004
15,000 GJ/d	$ 6.42	November 2004 – March 2005
7,500 GJ/d	$ 5.00 to 7.10	April 2004 – December 2004
5,000 GJ/d	$ 6.60 to 8.35	November 2004 – March 2005

PET has also updated its guidance with respect to the 2004 fiscal year given the Trust’s better than anticipated first quarter performance due to production gains from the excellent results of its winter capital program, the acquisition at Marten Hills and very strong natural gas prices.

2004 Annual Guidance	$MM, except as noted

Natural gas production (MMcf/d)	80
PET gas price ($/Mcf)	$6.00
Revenue	175
Cash flow	100
Cash flow per Trust Unit ($/Unit)	$2.12
Distributions per Trust Unit ($/Unit)	$1.96
Capital expenditures (including completed acquisitions)	48
Net debt	44

This updated guidance includes the assumption of the maximum shut-in of additional gas with respect to the gas over bitumen issue and no incremental financial assistance for shut-in gas beyond the $0.60 per Mcf of foregone production currently being allocated to affected gas producers in the form of a royalty adjustment.  The guidance also reflects the forward market for natural gas prices in February, PET’s current hedging activity, gas sales contracts, and the Trust’s May financing.

The market for corporate and property acquisitions in western Canada continues to experience an increase in competition and valuations with the financial strength and access to capital of the Trust and Junior Oil and Gas sectors. Nonetheless PET continues to aggressively pursue value-adding acquisitions in the Trust’s core asset areas as well as outside these focus areas and looks forward to achieving additional success in this area in the near future.

Paramount Energy Trust

Consolidated Balance Sheets

As at	March 31, 2004	December 31, 2003
($ thousands)	(unaudited)

Assets
Current Assets
Accounts Receivable	$ 19,389	$ 19,029
Property, Plant and Equipment (Note 4)	267,099	241,955
	$ 286,488	$ 260,984

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 22,439	$ 8,726
Distributions Payable	7,168	8,928
Bank and Other Debt (Note 5)	86,990	55,564
	116,597	73,218

Asset Retirement Obligations (Notes 4 and 8)	23,859	21,701

Unitholders’ Equity
Unitholders’ Capital (Note 6)	261,818	260,018
Contributed Surplus (Note 3)	2,286	-
Equity Adjustments (Notes 1 and 4)	(16,172)	(16,172)
Accumulated Earnings Net of Distributions	(101,900)	(77,781)
	146,032	166,065
	$ 286,488	$ 260,984
See Accompanying Notes Basis of Presentation: Notes 1 and 2 Gas over Bitumen Issue: Note 10 Subsequent Event: Note 11

Paramount Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

Three month period ended March 31,	2004	2003
($ thousands except per unit amounts)	(unaudited)	(unaudited)

Revenue
Natural Gas	$ 49,008	$ 62,104
Royalties	(9,239)	(14,195)
	39,769	47,909

Expenses
Operating	10,665	8,559
Dry Hole	216	-
Geological and Geophysical	-	23
Lease Rentals	343	322
General and Administrative (Note 3)	2,010	766
Gas over Bitumen Costs (Note 10)	541	-
Interest	1,128	451
Depletion, Depreciation and Accretion (Note 8)	22,964	11,842
	37,867	21,963
Net Earnings	1,902	25,946

Accumulated Earnings Net of Distributions at Beginning of Period, as previously reported	(77,781)	238,203
Retroactive Effect of Change in Accounting Policy – Asset Retirement Obligation (Note 8)	-	(3,640)
Retroactive Effect of Change in Accounting Policy – Trust Unit Compensation (Note 3)	(2,740)	-
Accumulated Earnings Net of Distributions at Beginning of Period, as restated	(80,521)	234,563
Reduction in Net Investment on Restructuring (Notes 1 and 2)	-	(209,510)
Distributions Paid or Payable	(23,281)	(32,900)

Accumulated Earnings Net of Distributions at End of Period	$ (101,900)	$ 18,099

Earnings Per Trust Unit (Note 2(d))
Basic	$ 0.04	$ 0.65
Diluted	$ 0.04	$ 0.64

Distributions Per Trust Unit	$ 0.48	$ 0.83

See Accompanying Notes

Paramount Energy Trust

Consolidated Statements of Cash Flows

Three month period ended March 31,	2004	2003
($ thousands)	(unaudited)	(unaudited)

Cash Provided By (Used For)
Operating Activities
Net Earnings	$ 1,902	$ 25,946
Items not Involving Cash
Depletion, Depreciation and Accretion	22,964	11,842
Trust Unit Compensation	775	-
Items not Associated with Operations
Dry Hole	216	-
Geological and Geophysical	-	23
Funds from Operations	25,857	37,811
Change in Non-Cash Working Capital	5,460	(17,346)
	31,317	20,465

Financing Activities
Issue of Trust Units	571	199,381
Distributions to Unitholders	(23,281)	(32,900)
Change in Bank and Other Debt	31,426	58,510
Change in Non-Cash Working Capital	(1,760)	32,900
	6,956	257,891

Funds Available for Investment	38,273	278,356

Investing Activities
Dry Hole	(216)	-
Geological and Geophysical	-	(23)
Acquisition of Properties, net	(32,954)	(269,210)
Corporate Assets	-	-
Change in Non-Cash Working Capital and Asset Retirement Obligation	9,598	5,564
Exploration and Development Expenditures	(14,701)	(14,687)
	$ (38,273)	$ (278,356)

See Accompanying Notes

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statements

(dollar amounts in Cdn $ except as noted)

1.

PARAMOUNT ENERGY TRUST

Paramount Energy Trust ("PET" or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada.  The beneficiaries of PET are the holders of the Trust Units of PET (the "Unitholders").  PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and the 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT.  As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT.  In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

On July 1, 2002, PET entered into an agreement with a subsidiary of PET’s then-parent Paramount Resources Ltd. ("PRL") to acquire corporate assets. As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor.  This resulted in an increase in the carrying value of the assets of $1.3 million and an equivalent increase in Unitholders’ Equity.

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003 and by regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and PRL completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of $301,000,000 from PRL.  PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000, as follows:

On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the "Initial Assets") to POT for consideration consisting of a promissory note in PRL's favor of $81,000,000.  Interest on the $81,000,000 purchase price accrued at a rate of 6.5 percent per annum.  At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL's indebtedness to PRL's lenders.  At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL's interest in certain additional assets (the "Additional Assets").  The purchase price was $220,000,000.  POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note.  As related party transactions, the purchase price of the acquired assets was adjusted to reflect the seller’s net book value of the assets.  This resulted in a reduction in the carrying value of petroleum and natural gas properties of $17.5 million.  This amount was recorded as a reduction in Unitholders’ Equity;

  POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described below (the "Royalty") in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000.  The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent.  This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent.  PET granted a security interest to PRL in PET's assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

  PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

  PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

  PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;

  PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units.  Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit.  On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL's interest in the Additional Assets for an aggregate consideration of $220,000,000.  This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

  Effective March 19, 2003 POT acquired a 100 percent interest in the Ells property in northeast Alberta from PRL for $19.9 million.

  On May 30, 2003 PET closed an issue of 5,000,000 Trust Units at $12.65 per Unit for net proceeds of $60.1 million.

2.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Prior to the asset acquisitions on February 3, 2003 and March 11, 2003 described in Note 1, the consolidated financial statements include the operations and results of the northeast Alberta properties of PRL which were acquired by the Trust on those dates. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL’s northeast Alberta core area of operations as the Trust acquired substantially all of PRL’s natural gas assets in that region. Certain of PRL’s properties in northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL’s northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL’s core areas. In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a)

Principles of Consolidation  The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b)

Petroleum and Natural Gas Operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations.  Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.  Exploration expenses including geological and geophysical costs, lease rentals and exploratory dry hole costs are charged to earnings as incurred.  Leasehold acquisition costs including costs of drilling and equipping successful wells are capitalized.  The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.  Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proved recoverable reserves of each producing property or project.  Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost recovery test at each balance sheet date or as economic events dictate.  An impairment loss is recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair value is calculated as the present value of estimated future cash flows.  The carrying values of property, plant and equipment including the costs of acquiring proved and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5 percent - 20 percent.

c)

Asset Retirement Obligations  The Trust recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment which is then depleted on a unit-of-production basis.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d)

Per Unit Information  Per Unit amounts for all periods prior to March 31, 2003 have been presented on a pro-forma basis as if the Trust Units outstanding at March 31, 2003 were all outstanding for each period shown (see Note 1). Basic earnings per Unit were calculated using the weighted average number of Trust Units outstanding during the three month period ended March 31, 2004 - 44,730,516, (2003 – 39,638,376). The Trust uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations.  In computing diluted earnings from operations per unit 603,356 net Units were added to the weighted average number of Trust Units outstanding during the three month period ended March 31, 2004 (2003 – 664,326) for the dilutive effect of Incentive Rights.

e)

Foreign Currency Translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at period end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange. Translation gain and losses are reflected in earnings in the period in which they arise.

f)

Financial Instruments  Financial instruments are utilized by PET to manage its exposure to commodity price fluctuations, foreign currency and interest rates. PET’s policy is not to utilize financial instruments for trading or speculative purposes.

PET formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. PET also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items

PET uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations.  The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

g)

Income Taxes  The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements. The Administrator has no tax balances.

h)

Unit Incentive Plan  The Trust has a Unit Incentive Plan as described in Note 7. Effective January 1, 2004, the Trust retroactively adopted the revised Canadian accounting standard for Incentive Rights granted without restatement of prior periods. These standards require the Trust to record compensation expenses in the statement of earnings for Incentive Rights granted after January 1, 2002.

The exercise price of the Incentive Rights granted under the Trust’s Unit Incentive Plan may be reduced in future periods in accordance with the terms of the Unit Incentive Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment.  Therefore, it is not possible to determine a fair value for the Incentive Rights granted under the plan.  Compensation costs have been determined based on the excess of the Trust Unit price over the exercise price of the Incentive Rights at the date of the financial statements.  The compensation cost determined at the period end is expensed over the vesting period with a corresponding increase to contributed surplus.

Upon the exercise of the Incentive Rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to unitholders’ capital.  The effect of adoption of the revised standard on the financial statements is disclosed in Note 3.

Prior to January 1, 2004, no compensation cost was recorded for Incentive Rights granted to employees and directors.  The Trust previously disclosed the pro forma effect of accounting for these awards under the fair value based method.

i)

Measurement Uncertainty The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements for the period then ended.

The amounts recorded for depletion, depreciation and accretion are based on estimates. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

3.

CHANGE IN ACCOUNTING POLICY

Stock-based compensation:

The effect of the change in accounting policy as outlined in note 2(h) has been recorded retroactively without restatement of prior periods.  At January 1, 2004, the effect of the change resulted in an increase to contributed surplus and an offsetting decrease to retained earnings of $2.7 million.  A reconciliation of contributed surplus resulting from adoption is provided below:

March 31, 2004
Balance, as at January 1, 2004	$ -
Adoption of change in accounting policy (Note 2(h))	2,740
Trust Unit-based compensation expense	775
Transfer to share capital on exercise of Incentive Rights	(1,229)
Balance, as at March 31,	$ 2,286

4.

PROPERTY, PLANT AND EQUIPMENT

	March 31, 2004	December 31, 2003

Petroleum and Natural Gas Properties	$ 611,624	$ 565,687
Asset Retirement Costs	23,407	21,701
Corporate Assets	3,599	3,585
Adjustment to Net Book Value (Note 1)	(16,172)	(16,172)
	622,458	574,801
Accumulated Depletion and Depreciation	(355,359)	(332,846)
	$ 267,099	$ 241,955

Property, plant and equipment costs included $57.2 million currently not subject to depletion.

On January 5, 2004 PET closed the acquisition of producing natural gas properties in northeast Alberta for $30.3 million. This acquisition was financed from existing credit facilities.

At December 31, 2003 the Trust recorded an impairment write-down to property, plant and equipment in the amount of $9.8 million.

5.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks.  The revolving credit facility presently has a borrowing base of $100 million.  The facility consists of a demand loan of $90 million and a working capital facility of $10 million.  In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker’s Acceptances (BA), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders’ prime rate.

On February 4, 2003 PET issued a promissory note in the amount of $34.2 million to PRL in relation to the acquisition of certain assets in northeast Alberta.  Subsequently this promissory note was extinguished through the issue of Trust Units (Note 6).

On February 3, 2003 PET issued a promissory note in the amount of $30.0 million to PRL in relation to the acquisition of certain assets in northeast Alberta.  Subsequently this promissory note was extinguished through the utilization of bank facilities.

On July 1, 2002 PET issued a promissory note pursuant to the acquisition of assets from a subsidiary of PRL.  This promissory note accrued interest at a rate of prime plus 0.25 percent.  The promissory note was repaid in full on February 3, 2003.  All interest accrued on the promissory note was paid at the time the promissory note was extinguished.

6.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ Capital during the quarter ended March 31, 2004:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2003	44,638,376	$ 260,018,741
Units Issued Pursuant to Unit Incentive Plan	141,375	1,651,436
Units Issued Pursuant to Distribution Reinvestment Plan	19,546	216,727
Trust Unit Issue Costs	-	(68,954)
Balance, March 31, 2004	44,799,297	$ 261,817,950

7.

UNIT INCENTIVE PLAN

PET has adopted a Unit Incentive Plan which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities', employees, officers, directors and other service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (the "Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.  The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the "Strike Price"), such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET's consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

PET has granted 1,250,500 Incentive Rights to purchase PET Trust Units to directors, officers and employees of the Administrator.

The Incentive Rights will only be dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Unit.

At March 31, 2004 a total of 3,963,838 units had been reserved under the Unit Incentive Plan. As at March 31, 2004 100,000 Incentive Rights granted under the Unit Incentive Plan had vested, nil as of March 31, 2003.

Incentive Rights	March 31, 2004
	Average grant price	Incentive Rights
Balance, beginning of year	$ 6.04	1,145,500
Granted	$ 11.66	246,375
Exercised	$5.05	(141,375)
Cancelled	-	-
Balance, March 31, 2004	$ 7.23	1,250,500
Incentive Rights exercisable, end of period	$5.05	100,000

The following summarizes information about Incentive Rights outstanding at March 31, 2004:

Range of Exercise Prices	Number outstanding at March 31, 2004	Weighted average contractual life (years)	Weighted average exercise price/ Right	Number exercisable at March 31, 2004	Weighted average exercise price/Right
$2.62	824,125	4	$ 2.62	100,000	$ 2.62
$10.41-$10.54	180,000	5	$ 10.48	-	-
$11.60	246,375	5	$ 11.60	-	-

8.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $23.9 million as at March 31, 2004 based on total future liability of $45.6 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015.  The Trust used a credit adjusted risk free rate of 6.25% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	March 31, 2004	March 31, 2003
Obligation, beginning of period	$ 21,701	$ 20,039
Increase in liabilities during the period	1,707	-
Settlement of liabilities during the period	-	-
Accretion expense	451	301
Obligation, as at March 31,	$ 23,859	$ 20,340

9.

FINANCIAL INSTRUMENTS

The Trust’s financial instruments included in the Consolidated Balance Sheet consist of accounts receivable, accounts payable and accrued liabilities, distributions payable and bank and other debt. The fair value of these items approximated their carrying amount at March 31, 2004 and December 31, 2003 due to their short-term nature.

Natural gas commodity price hedges

At March 31, 2004, the Trust has entered into financial forward sales arrangements as follows:

Volumes at AECO (Gigajoules/day) (“GJ/d”)	Price ($/GJ)	Term
35,000 GJ/d	$ 5.56	April 2004 – October 2004
15,000 GJ/d	$ 6.42	November 2004 – March 2005
7,500 GJ/d	$ 5.00 to 7.10	April 2004 – December 2004

Had these contracts been settled on March 31, 2004, using prices in effect at that time, the mark-to-market loss would have totaled $7.4 million.

10.

GAS OVER BITUMEN ISSUE

The Alberta Energy and Utilities Board (“AEUB”) issued General Bulletin ("GB") 2003-28 (the "Bulletin") on July 22, 2003.  The AEUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.  On January 26, 2004, the SSG released their recommendations for the shut-in of producing wells with total average daily production of 135 MMcf/d as of August 31, 2003 or approximately one percent of the natural gas production of the Province of Alberta.  Although the AEUB Staff Submission Group (“SSG”) recommended that PET's gas production at Legend, Chard and various other scattered zones continue to produce and no other parties disputed these recommendations, PET cannot guarantee that these wells will not be subject to further review by the AEUB.  Pursuant to Interim Shut-in Order 03-001 issued with the Bulletin by the AEUB, approximately 95 MMcf/d was shut-in by industry on September 1, 2003.  A shut-in date has not been announced for the remaining 40 MMcf/d recommended for shut-in by the SSG.

The AEUB interim hearing with respect to the SSG's recommendations for the shut-in of gas in association with potentially recoverable bitumen concluded on April 1, 2004.  Approximately 16.9 MMcf/d of production net to PET was the subject of review at the hearing.  PET has an additional 4.5 MMcf/d currently shut-in as a result of GB 2003-28 issued in July 2003 which was not under review within the limited scope of the interim hearing.  An AEUB decision on the matter has yet to be released and the timing of such decision is unknown.

Additionally, as a result of an Alberta Court of Appeal decision issued February 26, 2004, 0.7 MMcf/d of production net to PET from wells approved for production in the Chard/Leismer Decision 2003-23 issued March 18, 2003 was stayed from review in the recent interim hearing.  The AEUB has initiated a separate review process and is currently developing a procedure to consider the 0.7 MMcf/d of production from PET wells previously approved for production or not required to be shut-in under the Chard/Leismer Decision.

At December 31, 2003 PET recorded a writedown of property, plant and equipment of $9.8 million (see Note 4). This amount arose in connection with the increase in property, plant and equipment related to the Asset Retirement Obligation, revisions to PET’s reserves and adjustments to estimates of future cash flows related to the gas over bitumen issue. No future compensation with respect to the gas over bitumen issue for any gas over bitumen shut-in production beyond the current interim financial assistance of $0.60 per Mcf on current or future foregone production was included in the determination of this writedown. To the extent that circumstances including volumes of gas shut-in or finalization of compensation arrangements change, further adjustments to the carrying amount of PET’s property, plant and equipment may be required. Such adjustments relate to prescribed determinations under the successful efforts method of accounting and should not be taken to represent indications of the fair market value of PET’s assets or the possible impairment of such value. Until the AEUB determines the final productive status of the wells, PET cannot accurately estimate the amount of production that may remain shut-in, if any, and for what duration. The amount and timing of possible compensation for having to shut-in such production is also not determinable at this time.

11.

SUBSEQUENT EVENT

On April 29, 2004 PET entered into an agreement to issue 3.6 million Trust Units at $11.20 per Trust Unit for gross proceeds of $40.3 million (the”Offering”).  In addition, the underwriters of the Offering have an option to acquire up to an additional 900,000 Trust Units at $11.20 per Trust Unit at any time until 48 hours prior to closing.

On May 11, 2004 the Trust filed a final prospectus with respect to the Offering with Canadian Securities Commissions. Closing is expected to occur on or about May 18, 2004.

MANAGEMENT

Clayton H. Riddell

Chairman of the Board and Chief Executive Officer

Susan L. Riddell Rose

President and Chief Operating Officer

Gary C. Jackson

Vice President, Land, Legal and Acquisitions

Kevin J. Marjoram

Vice President, Operations

Brett Norris

Vice President, New Ventures & Geosciences

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Myra Jones

Corporate Secretary

DIRECTORS

Clayton H. Riddell (3)

Chief Executive Officer and Chairman of the Board

Paramount Energy Operating Corp.

Susan L. Riddell Rose (2)

President and Chief Operating Officer

Paramount Energy Operating Corp.

Karen A. Genoway(3)(4)

Vice President, Land

Onyx Energy Inc.

Donald J. Nelson (1)(2)(3)

Business Executive

John W. Peltier (1)(2)(4)

President

Ipperwash Resources Ltd.

Howard R. Ward (1)(4)

Partner

International Energy Council

(1) Member of Audit Committee

(2) Member of Environmental Committee

(3) Member of Compensation Committee

(4) Member of Corporate Governance Committee

AUDITORS

KPMG LLP

BANKERS

Bank of Montreal

Canadian Imperial Bank of Commerce

Bank of Nova Scotia

RESERVE EVALUATION

CONSULTANTS

McDaniel & Associates Consultants Ltd.

TRUSTEE REGISTRAR

AND TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING

Toronto Stock Exchange “PMT.UN”

HEAD OFFICE

500, 630 – 4th Avenue SW

Calgary, Alberta T2P 0J9

Phone: (403) 269-4400

Fax: (403) 269-4444

E-mail: info@paramountenergy.com

Website: www.paramountenergy.com

This report contains forward-looking information with

respect to Paramount Energy Trust (“PET”). This forward looking information is based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance, regulations and other risks associated with oil and gas operations.